EXHIBIT 12.1

DAVITA INC.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. Earnings for this purpose are defined as pretax income from continuing operations adjusted by adding back fixed charges expensed during the period less pre-tax net income attributable to noncontrolling interests. Fixed charges include debt expense (interest expense, the amortization of deferred financing costs and the amortization of the cap premium), the estimated interest component of rent expense on operating leases, and capitalized interest.

	Nine months ended September 30, 2012	Year ended December 31,
		2011	2010	2009	2008	2007
	(dollars in thousands)
Earnings adjusted for fixed charges:
Income from continuing operations before income taxes	$719,575	$892,674	$743,990	$757,579	$656,720	$673,967
Add:
Debt expense	192,584	241,090	181,607	185,755	224,716	257,147
Interest portion of rent expense	80,154	96,205	86,879	80,912	72,404	64,457
Less: Noncontrolling interests	(77,888)	(96,049)	(79,406)	(57,803)	(47,331)	(46,702)

	194,850	241,246	189,080	208,864	249,789	274,902

	$914,425	$1,133,920	$933,070	$966,443	$906,509	$948,869

Fixed charges:
Debt expense	$192,584	$241,090	$181,607	$185,755	$224,716	$257,147
Interest portion of rent expense	80,154	96,205	86,879	80,912	72,404	64,457
Capitalized interest	6,731	4,887	2,621	3,627	4,189	3,878

	$279,469	$342,182	$271,107	$270,294	$301,309	$325,482

Ratio of earnings to fixed charges	3.27	3.31	3.44	3.58	3.01	2.92